Update: Joan Mitchell (first artist of 2025)

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Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>

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Dear Sam,

Happy New Year! We're starting off 2025 by launching an offering featuring one of the biggest auction success stories in recent years: Joan Mitchell.

Here's a quick rundown of why we like this new offering:

- **Previous Exit:** We exited a different work by Mitchell in '22 which delivered a 17.8% annualized net return to 1400+ investors after 672 days held. Past performance not indicative of future returns.
- **Recent Records:** Set a new auction record of $29.1M in Nov. '23, following up with her #2 ($27M) and #3 ($22M) top prices in Nov. '23 and May '24 respectively.
- **Top-Selling Artist:** Achieved a record $94M auction turnover in '23, followed up by $86M turnover in '24, becoming the #2 highest selling female artist in the world behind Yayoi Kusama.
- **Recent Museum Hype:** Wrapped up a traveling museum retrospective at the Fondation Louis Vuitton in '23 then opened another museum show at the Tate Modern.
- **Price Point:** Our latest offering was won at auction and is just over $1 million, which is becoming an increasingly rare price point at auction for Mitchell.

Consider our latest Mitchell here. View the offering circular below.

Thanks,

Anthony DeSimone

—

Investor Relations

MASTERWORKS

www.masterworks.com

225 Liberty St. 29th Floor, New York, NY 10281

Previous exit featuring artwork by Joan Mitchell (Masterworks 014) not included in set of similar sales to live offering (Masterworks 457) which comprise paintings by Joan MItchell with the following criteria: Works on canvas created between 1955 and 1963 that measure between 12 inches by 12 inches and 30 inches by 30 inches, excluding works that are stylistically different, or canvas laid on board. The comparative set includes painting acquired by Masterworks 443, LLC, at Christie's Paris on June 7, 2024.